Room 4561

	November 15, 2005

Mr. Daniel Cooperman
Secretary
Ozark Holding Inc.
500 Oracle Parkway
Redwood City, California 94065

Re:	Ozark Holding Inc.
	Registration Statement on Form S-4 filed October 19, 2005
	File No. 333-129139

	Oracle Corporation
	Form 10-K for the Year Ended May 31, 2005
	Form 10-Q for the Quarter Ended August 31, 2005
	File No. 0-14376

	Siebel Systems, Inc.
	Form 10-K for the Year Ended December 31, 2004
	Forms 10-Q for the Quarters Ended March 31, 2005 and June 30,
2005
	File No. 0-20725

Dear Mr. Cooperman:

      We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. . Please respond to our comments on the periodic reports no later than
10 business days from the date of this letter. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

1. In your response letter, please tell us the basis for your conclusion that the shares of Ozark Holding common stock to be issued to the former stockholders of Oracle need not be registered. In that response, please identify the section of the Delaware General Corporation Law that you will follow in implementing the "Oracle merger" described on page 8. If the issuance of the registrant`s shares to current Oracle holders in that merger will not involve a "sale," please describe how you reached that determination.

2. In light of the fact that the election by Siebel Systems` stockholders regarding the type of merger consideration to be received will not occur at the same time as the special meeting, please advise us of your consideration of the applicability of the tender offer rules to the cash election. Please see Release No. 34-
14699 for additional guidance.

3. Please provide an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date. If material, please also discuss the volatility of Oracle`s common stock over a recent historical period and any risks relating to the volatility.

4. Please provide an illustrative table using a reasonable range of prices of Oracle`s common stock indicating the respective exchange ratios and other relevant information. Please also provide examples of the number of shares of New Oracle common stock that may be issued and the portion of New Oracle represented by such shares depending upon the proportion of Siebel Systems` stockholders that elect to receive stock for their shares from the minimum of six percent to the maximum of 30 percent of Siebel Systems` stockholders.

Prospectus Cover Page

5. Pursuant to Item 1 of Form S-4, please revise the Seibel
Systems
stockholders` letter to include all information required under Item
501 of Regulation S-K. We note, for example, that the information required under Items 501(a)(2), (4) and (6) appear to be missing from your "cover page."

6. Please disclose that the number of shares of New Oracle common stock to be received by Siebel Systems` stockholders, if they elect to receive such stock, will not be known to them at the time of their vote on the merger.

Inside Front and Outside Back Cover Pages

7. Please provide the language regarding information incorporated into your prospectus required by Item 2 of Form S-4.

8. Ozark Holding was not subject to Section 13 or 15(d) of the Exchange Act when the registration statement was filed. As such, please provide the legend specified in Item 502(b) of Regulation
S-K.

Summary

The Proposed Transaction, page 8

9. We note your disclosure that the directors of New Oracle immediately after the closing of the transaction will be the same as those of Oracle immediately prior to the closing of the transaction.
Siebel`s stockholders are effectively being asked to consider a new slate of directors with respect to the shares of New Oracle common stock they may elect to receive. Pursuant to Note A of Schedule 14A, please revise your proxy statement/ prospectus to include all information Schedule 14A would require, if the Siebel Systems` stockholders were voting on the election of directors.

10. Please address the reason(s) here and elsewhere, as appropriate, for the structure of the transaction including a discussion of any material economic, business and tax circumstances for and the ramifications from the specific structure being undertaken to consummate the transaction. Please elaborate on the effect of the transaction structure on current Oracle stockholders particularly noting that Oracle stockholder approval is not required for the specific merger transaction or for the restructuring of Oracle.

What Siebel Systems Stockholders Will Receive, page 8

11. With respect to the last paragraph in this discussion, please address whether each holder otherwise entitled to a fractional share of New Oracle common stock will have such fractional share exchanged for cash consideration or whether all fractional shares resulting from the merger held by various holders will be aggregated. If the latter, please discuss how the aggregated shares will be apportioned among impacted holders or otherwise distributed. It appears that your disclosure may have been intended to describe the treatment of a
Seibel Systems` stockholder with multiple accounts. Please revise as appropriate.

12. Please advise us whether you have considered establishing a toll-free number that Siebel Systems` stockholders may call up to the time of the special meeting to obtain information concerning the share exchange ratio that would be applicable to Siebel Systems stockholders who make the stock election.

Interests of Certain Persons in the Siebel Systems Merger, page 14

13. Please provide a summary of the interests of Siebel Systems` executive officers and directors in the merger that may be different from, or in addition to, the interests of stockholders of Siebel
Systems generally.

14. At page 14 you indicate that the certificate of incorporation and bylaws of New Oracle will be the same "in all material respects" as those of Oracle. In your response letter, please identify the differences between the constating documents of the existing public company and the registrant.

Selected Historical and Pro Forma Financial Data

Merger-Related Expenses, page 15

15. With respect to your estimate of $75 million for merger-related fees and expenses, please elaborate on how such amount was determined and the specific amount estimated for each category of fees and expenses you have identified in your disclosure.

Comparative Per Share Data, page 18

16. We note that your presentation of comparative per share data is based on an assumed conversion ratio of .79. We understand that the actual conversion ratio could vary from this, with a maximum conversion ratio of .9944 and with no minimum conversion ratio. If our understanding is incorrect, please advise. Otherwise, revise your presentation here to describe clearly how the assumed conversion ratio was determined. Describe the possible variations in the conversion ratio and explain the impact that any variations would have on equivalent per share amounts. Further, revise to provide additional equivalent per share amounts based on other conversion ratios. Consider presenting amounts based on both the maximum conversion ratio and a correspondingly divergent minimum conversion ratio. Note that this comment also applies to your presentation on page 56.

Risk Factors, page 21

17. Please revise the introductory paragraph to indicate and confirm that all material risks have been discussed in this section.

Integrating our companies may divert management`s attention..., page
22

18. We note that Oracle recently announced the proposed acquisition of a majority interest in i-flex solutions in addition to the completed acquisitions of PeopleSoft, Retek and G-Log. Please discuss these acquisitions or prospective acquisition with respect to the strains on management`s resources and address any material impact such acquisitions may have on the integration of the companies and the conduct of business. We further note the possible relevance of a discussion of the proposed i-flex solutions acquisition with respect to other risk factors such as the risk factor relating to debt to be incurred. Please expand where appropriate.

The combined company may not realize the anticipated benefits..., page 22

19. We note that both Siebel Systems and Oracle have recent experience with acquisitions. For example, as disclosed in the notes to the consolidated financial statements in the recent Forms 10-K for
Siebel Systems and Oracle, Siebel Systems acquired Eontec Limited and
Ineto Services in 2004 and Oracle acquired PeopleSoft and Retek in fiscal year 2005. To the extent material, please discuss each party`s actual experience with the uncertainties and risks related to the integration of acquisitions identified in this risk factor.

Officers and directors of Siebel Systems have certain interests..., page 23

20. Please briefly discuss the different or additional interests of
Siebel Systems` officers and directors. Please also revise your heading and discussion to address how such interests may result in a risk to stockholders of Siebel Systems.

Oracle`s incurrence of additional debt to pay the cash portion..., page 23

21. Please discuss any material risk that Oracle may be unable to borrow funds needed for the acquisition of Siebel Systems. Alternatively, tell us in your response letter why you do not believe that a material uncertainty as to availability of financing exists, or why you will be able to finance the transaction internally.

The mergers could cause Siebel Systems and Oracle to lose key personnel..., page 24

22. To the extent material, please update your disclosure to discuss any personnel losses or actual impact on either company`s ability to recruit as a result of the proposed merger.

General customer uncertainty related to the mergers..., page 24

23. To the extent material, please update your disclosure to discuss the actual impact the announcement of the proposed merger has had with respect to customer decisions to purchase products from Siebel
Systems or Oracle. We further note your discussion on page 32 as to the countervailing factors and risks considered by the board of directors of Siebel Systems particularly the factor concerning the "potential loss of one or more large customers as a result of any such customer`s unwillingness to do business with the combined company." Please disclose the basis for this countervailing factor and whether such an event has occurred or the likelihood that it may occur. Please discuss any specific circumstances that raise this concern.

24. In the recent Forms 10-K for Oracle and Siebel Systems, we note risk factor discussion of risks in connection with the conduct of business generally related to relationships with distribution channels and, in the case of Siebel Systems, vendors. Please advise us if the merger transaction poses any risks related to the distribution channels and resellers that warrant discussion in this section. If so, please revise as appropriate.

Cautionary Statement Regarding Forward-Looking Statements, page 26

25. Please reconcile the claim of the statutory safe harbor, expressed in the second sentence of the first paragraph, with the text of Section 27A(b)(2)(D) of the Securities Act. Because Ozark Holdings is not a reporting company and the transaction you are registering is its initial public offering, please revise so that the prospectus text is consistent with the statutory provision cited above.

The Proposed Transaction, page 27

26. We note your discussion of events that resulted in the transaction as well as the factors considered by Siebel Systems` board of directors in unanimously approving the merger. Pursuant to
Item 4(a)(2) of Form S-4, please discuss the reasons of Siebel Systems and Oracle for engaging in the transaction. Please discuss management`s view of the benefits of the transaction on the financial condition, results of operations and business of and the prospects for Siebel Systems compared to continuing as an independent company or other strategic alternatives.

Background of the Transaction, page 27

27. Please elaborate on the reasons for and circumstances behind
Siebel Systems decision to consider various strategic opportunities from time to time over the past several years.

28. We note your disclosure of the interest shown in April and May 2005 by a potential acquisition group in acquiring Siebel Systems. Please elaborate on how the discussions with the acquisition group were initiated. We note your prior disclosure that subsequent to the start of discussions with the acquisition group Siebel Systems engaged Goldman Sachs in May 2005 in connection with a possible sale.
We further note that the discussions with Oracle appear to have been initiated by Oracle. Please address whether the engagement of Goldman Sachs and the continuing engagement of Perseus resulted in any other interest to acquire Siebel Systems during 2005.

29. We note your disclosure that at various times from August 12, 2005 through the execution of the merger agreement, the parties and their advisors discussed the terms and structure of the proposed transaction and that counsel for the parties at various times from August 19, 2005 to the execution of the merger agreement negotiated the terms of the merger agreement and the related documents and agreements. We further note your disclosure that counsel for Siebel
Systems had discussed such terms as presented in the various agreements with the board of directors for Siebel Systems. Please revise your disclosure to discuss how the material terms of the transaction were negotiated and how such negotiations affected the economic and business terms of the transaction. As currently presented, it appears that the price was the overwhelming material deal term subject to the negotiations. Please address other terms, if any, that were of material concern to the parties in the negotiation process.

30. We note several instances in your discussion in which Siebel Systems` board of directors or executive committee made determinations with respect to the proposed transaction with Oracle.
For example, the executive committee and board of directors on August
12 and 14, 2005, respectively, determined that Siebel Systems should continue to engage in discussions with Oracle. On September 6, 2005, the executive committee determined that discussions with Oracle should end as a result of a price of $10.50 per share. There were subsequent determinations by the board of directors to continue negotiations at $10.75 and $10.67 per share on September 10 and 11,
2005, respectively. Please discuss the basis for and circumstances involved in the determinations made by Siebel Systems` board of directors and executive committee.

Factors Considered by the Siebel Systems Board of Directors, page
31

31. Please further explain in your disclosure how the voting agreement by Mr. Siebel and affiliates representing approximately seven percent of the total votes required to approve the merger was considered by Siebel Systems` board of directors as generally supporting its decision to approve the transaction with Oracle.

Opinion of Siebel Systems` Financial Advisor, page 33

32. We note your statement on page 41 that the summary "does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety." The description of the analyses performed by Goldman Sachs should be materially complete without reference to any formal document you attach as an exhibit. In this regard, please revise this section to include all material information regarding the analyses undertaken, factors considered and fairness determination made by Goldman Sachs. Please also modify your statement that your disclosure is "qualified in its entirety" accordingly. Please review your registration statement for any similar disclaimers and revise in light of this comment accordingly.
For example, we note a similar disclaimer with respect to the description of the merger agreement.

33. Please provide us with all materials presented to Siebel Systems` board of directors and/or executive committee by its financial advisors including any board books. We also note that certain projections and internal information was provided to Goldman Sachs.
Please ensure that you provide us with copies of these materials as well.

34. With respect to each analysis undertaken by Goldman Sachs, please disclose the material assumptions and estimates used for the analysis, as applicable. For example, estimates of future results figured in several analyses have not been disclosed in your discussion.

35. With respect to the implied transaction multiples analysis, please explain in your disclosure how the multiples derived by Goldman Sachs facilitated their fairness evaluation of the transaction. As currently disclosed, there does not appear to be any contextual reference or other discussion to explain the significance of the multiples that were derived.

36. Please disclose the cash amount and number of shares outstanding used by Goldman Sachs to derive the net of cash assumptions in their historical stock trading analysis. In addition, please elaborate on the significance of the net of cash analysis to investors.

37. With respect to the selected companies analysis, please further discuss the basis for the determination by Goldman Sachs that the public software industry companies used in their analysis have similar operations to Siebel Systems.

38. We note the various LTM Revenue, NTM Revenue and NTM P/E multiples derived in the analysis of selected transactions undertaken by Goldman Sachs. Please provide additional disclosure as to how such multiples relate to the fairness determination made by Goldman
Sachs for the Siebel Systems transaction.

39. In your tabular presentation of the premiums paid for the selected transactions, please present the premiums paid information for the Siebel Systems transaction. We note the prior discussion of the historical stock trading analysis undertaken by Goldman Sachs. Please also discuss the conclusion(s) of Goldman Sachs in light of the lower premiums for the subject transaction when compared to the mean and median premiums for the selected transactions. Further, please include here or elsewhere in your disclosure how the board of
Siebel Systems considered and assessed this lower premium.

40. It appears that the pro forma merger analysis undertaken by Goldman Sachs involved analyses for both calendar years 2005 and 2006. Your disclosure, however, appears to suggest that Goldman Sachs only undertook an analysis with respect to calendar year 2006.
Please revise as appropriate. Further, please disclose the specific results from the analysis and discuss in understandable terms how the analysis and results contributed to the fairness determination by Goldman Sachs.

41. Please explain how the contribution analysis facilitated the fairness determination by Goldman Sachs. Please further clarify in understandable terms the difference and purpose of the two analyses undertaken by Goldman Sachs as represented by the two tables in your disclosure.

42. Please describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Goldman Sachs and Siebel Systems. Please see
Item 4(b) of Form S-4 and Item 1015 of Regulation M-A for additional guidance.

Interests of Certain Persons in the Siebel Systems Merger

Offer Letter of Employment with George T. Shaheen, page 44

43. We note your summary of the terms of Mr. Shaheen`s offer letter of employment. Please disclose the interests of Mr. Shaheen as a result of the merger with Oracle. Please discuss whether Mr. Shaheen will be employed by Oracle after the transaction and the actual payments contemplated to be paid to Mr. Shaheen. Please also discuss whether the two-year consulting agreement discussed in your disclosure will be afforded to him and, if so, the material terms of such agreement. If he is terminated as a result of the merger, please also clarify whether his options will terminate one-year following the termination of his employment or whether they will terminate 90 days after the termination of his consulting agreement as with the terms of Mr. Siebel`s options.

Change in Control Arrangements, page 45

44. Please disclose the actual amounts and shares subject to stock awards that each executive officer may be entitled to pursuant to the executive retention plan. Please also clarify whether the executive officers you list in this section will be employed after the merger.
If not, please also clarify whether the severance benefits under the executive retention plan are applicable with respect to the termination of such officer.

Unaudited Pro Forma Condensed Combined Financial Statements, page
57

45. We note that you have not yet completed your assessment of potential restructuring costs and that the effect of any restructuring activities is not reflected in your pro forma financial statements. Please describe to us the current status of your assessment and explain how it corresponds to your current disclosure.
Explain to us whether you are able to provide any additional disclosure to help readers understand your current expectations such as details regarding the nature of the restructuring activities and an estimated range of potential costs. If you are unable to provide any additional information, please explain why and revise your disclosures to indicate when you expect such information to be available.

46. Please revise to present amortization of developed technology subject to SFAS 86 as cost of revenue. In addition, explain why similar amortization charges have not been presented as cost of revenue within the statements of operations in Oracle`s Form 10-K for the year ended May 31, 2005. See Question 17 of the SFAS 86 Implementation Guide.

47. Please revise to disclose the basis for your allocation of the purchase price to the approximately $1.7 billion of intangible assets. Include in your revised disclosure the significant assumptions used and the basis for your estimated useful lives.

48. We note that you indicate the actual purchase price allocation will be based on a final valuation. If the information presented continues to be based upon preliminary valuation estimates and the amounts could differ materially from those reflected in the pro forma financial statements provided, revise to provide a sensitivity analysis that quantifies the impact changes in the final valuation may have on your pro forma financial statements.

49. Please explain to us why you have used the trading price of Oracle`s common stock as of September 12, 2005 in calculating the purchase consideration. Address how you expect to apply paragraph 7 of EITF 99-12 and explain to us why a more recent trading price would not be more appropriate.

50. Please explain to us why you believe that it is appropriate to reduce historical revenues to account for purchase accounting adjustments related to deferred revenue (adjustments (I) and (N)). Specifically, explain to us why you believe each of these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.

51. We note your disclosure indicating that adjustments were not made in order to conform Siebel Systems` accounting policies. Please tell us whether you considered any such adjustments and describe your evaluation of Siebel Systems` accounting policies as compared to Oracle.

The Merger Agreement

Transaction Consideration, page 72

52. Please disclose the reason(s) for the agreement among the parties that shares of New Oracle will only be issued for up to 30 percent of
Siebel Systems common stock. Please also provide the reason(s) for the six percent threshold as to whether the transaction will be restructured as a merger solely for cash consideration.

Description of Oracle Capital Stock

Oracle Preferred Stock, page 93

53. Please elaborate on the purpose and plan(s) for the Series B preferred stock.

54. It appears that a discussion of the preferred stock subject to Oracle`s stockholder rights plan should be made in this section.
Please revise or advise us otherwise.

Where You Can Find More Information, page 96

55. Please advise us of the manner in which you are providing the information required by Part B of Form S-4 and the basis for your belief that Ozark Holding may incorporate by reference filings made by Oracle. Please also advise us of the basis for your ability to incorporate your future filings per your statement at the bottom of page 96. Tell us how you intend to update the information in your registration statement with respect to any future filings by Oracle and Siebel Systems.

56. We note that several Forms 8-K filed subsequent to the end of the applicable last fiscal year for both Oracle and Siebel Systems have not been incorporated by reference. We also note that subsequent to your filing of this registration statement Oracle and Siebel Systems made additional filings under the Exchange Act. Please revise to incorporate by reference all filings required by Items 11 and 15 of
Form S-4.

Item 21. Exhibits.

57. Please file all necessary exhibits pursuant to Item 601 of Regulation S-K. We note, for example, that your charter and bylaws have not been filed.

58. We note that counsel has limited the form of legal opinion regarding the validity of the securities being registered to, among other things, the General Corporation Law of the State of Delaware.
Please confirm to us in writing that such reference in the prospective opinion to the General Corporation Law of Delaware encompasses the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14,
2000 for additional guidance.

59. Further, with respect to counsel`s form of legal opinion on the validity of the securities being registered, counsel should remove the qualification that the opinion is "furnished solely for use in connection with the Mergers." Item 601(b)(5)(i) of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered. As it is currently qualified, counsel`s prospective opinion is limited solely to your subsidiaries` mergers with and into Oracle and Siebel Systems.

60. Your filing identifies the current directors of Oracle as persons who are to become the directors of Ozark Holding. Please have Oracle`s directors execute the necessary consents with respect to them being named as prospective directors. Please see Rule 438 under the Securities Act and Interpretation B.100 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

Item 22. Undertakings.

61. Please provide the undertaking set forth in Item 512(a) under Regulation S-K.

Signatures

62. Please identify the person(s) signing in the capacities of the principal financial officer and the controller or principal accounting officer or, otherwise, have your principal financial officer and controller or principal accounting officer execute the registration statement. Please see the Instructions to Signatures on
Form S-4 for additional guidance.


Siebel Systems, Inc.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 68

63. We note the disclosure on page 70 regarding the effectiveness of
Siebel Systems` disclosure controls and procedures as assessed by its chief executive officer and chief financial officer. We also note, however, the disclosure on page 68 appears to suggest that Siebel Systems` disclosure controls and procedures are effective but only to the extent of "alerting [Siebel Systems` officers] on a timely basis to material information related to [Siebel Systems] that is required to be included in reports filed or furnished with the SEC."
Please
confirm whether Siebel Systems` disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective.

64. We further note the qualifying disclosure regarding the inherent limitations on the effectiveness of the disclosure controls and procedures for Siebel Systems. Please disclose whether Siebel Systems` disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether Siebel
Systems` chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the qualification to the disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance. Please also respond with respect to Siebel Systems` disclosure on their disclosure controls and procedures in their subsequent interim reports.

65. Please note that Item 308 of Regulation S-K requires the disclosure of any change in Siebel Systems` internal control over financial reporting that occurred during Siebel Systems` last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The current disclosure states that there were no changes identified in connection with the evaluation that was conducted during the last fiscal quarter. Please advise whether there were any changes during
Siebel Systems` fiscal quarter ended December 31, 2004 that would be required to be disclosed pursuant to Item 308.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Payroll Taxes

66. Please explain to us the nature of Siebel Systems` disagreement with the IRS` findings related to its payroll tax returns for 1999 through 2001 and indicate the amount that Siebel Systems has accrued.
In addition, explain to us how Siebel Systems has complied with the accrual and disclosure provisions of SFAS 5 as they relate to this contingency.

Oracle Corporation

Form 10-K for the year ended May 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

67. It does not appear that disclosure pursuant to Item 303(a)(4) of
Regulation S-K regarding off-balance sheet arrangements has been provided here or in Oracle`s subsequent interim report. Please revise to provide such disclosure or advise.

Acquisition of PeopleSoft and Retek, page 13

68. Please expand the discussion regarding the acquisition of PeopleSoft and Retek to discuss Oracle`s efforts at integrating the two companies and the effectiveness of such integration efforts.

Results of Operations, page 22

69. The discussion of the results of operations refers to various factors that have impacted several categories of revenues and expenses without quantifying the impact of each factor. For example,
Oracle refers to PeopleSoft with respect to revenue changes, but gives no indication as to the relative impact. Please explain to us how Oracle considered Section III.D of Release No. 33-6835.

Supplemental Non-GAAP Financial Measures, page 24

70. We note that Oracle presents "Non-GAAP Net Income" that excludes charges that either have recurred or could be reasonably expected to recur. Oracle`s disclosure regarding this non-GAAP measure appears overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes "core" performance. As a result, it does not appear that Oracle has met the
"difficult" disclosure burden imposed by Question 9 of the Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures
(FAQ) in explaining why this measure is useful to investors. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering Oracle`s employees equity instruments appears to be a key incentive offered in the achievement of Oracle`s goals as an organization. Please explain to us in detail how Oracle has complied with Question 9 of the FAQ and Items 10(e)(1)(i)(C) and (D) of Regulation S-K. Address each exclusion or adjustment separately. As a related matter, explain how Oracle considered this guidance as it relates to Oracle`s earnings releases furnished on Form 8-K.

Restructuring, page 34

71. We note that Oracle recorded a $147 million restructuring charge in 2005 and that Oracle plans to record additional charges in connection with the proposed acquisition of Siebel Systems. Please tell us how Oracle has considered disclosing the events that led to the decision to restructure and the effects that the plan will have on future operations. See SAB Topic 5.P.4.

Provision for Income Taxes, page 36

72. We note that Oracle presents its effective tax rate excluding significant items. This appears to be a non-GAAP measure. Please tell us how Oracle has considered the requirements of Item
10(e)(1)
of Regulation S-K.

Quarterly Results of Operations, page 40

73. Please explain to us how Oracle has complied with Item
302(a)(1)
of Regulation S-K that requires you to present gross profit within selected quarterly financial data.

Factors That May Affect Our Future Results or the Market Price of
Our
Stock, page 42

74. Please note the applicability of our following comments regarding
Oracle`s risk factor discussion to the similar discussion in Oracle`s subsequent interim report.

PeopleSoft`s Customer Assurance Program may expose us to substantial liabilities, page 44

75. Please elaborate further on the CAP. In particular, please discuss the certain business actions Oracle is required to take under the CAP and disclose the fixed period of time subsequent to the acquisition of PeopleSoft that Oracle has to take such actions.
In
addition, elaborate on Oracle`s plan to address the CAP such as whether Oracle intends to take the required actions under the CAP. Please discuss any other material terms of the CAP.

Charges to earnings resulting from past acquisitions..., page 46

76. In this risk factor discussion, please quantify any material charges to earnings that Oracle has incurred as a result of recent past acquisitions.

Our sales to government clients subject us to risks..., page 49

77. Please disclose the portion of Oracle`s revenues that are derived from contracts with the U.S., state and local governments. Please also disclose whether any such contracts have resulted in civil or criminal penalties or administrative sanctions.

Item 9A. Controls and Procedures, page 53

78. We note the qualifying disclosure regarding the inherent limitations on the effectiveness of the disclosure controls and procedures for Oracle. Please disclose whether Oracle`s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether Oracle`s chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the qualification to the disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance. Please also advise us of the design and effectiveness of Oracle`s disclosure controls and procedures as of August 31, 2005 in light of this comment.

79. Please note that Item 308 of Regulation S-K require the disclosure of any change in Oracle`s internal control over financial reporting that occurred during Oracle`s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The current disclosure states that there were no changes identified in connection with the evaluation that was conducted during the last fiscal quarter.

Consolidated Financial Statements

Consolidated Statements of Operations, page 63

80. We note that Oracle presents a subtotal entitled "software revenues" within the statements of operations and that this subtotal combines new software licenses with software license updates and product support. We further note that a similar subtotal, "software business," appears within the segment disclosure on page 94. In our comment letter to Oracle dated December 30, 2002, we indicated that combining license revenue and license update revenues was not appropriate as the updates, by definition, are PCS. Please explain to us how Oracle considered our previous comments in concluding that it was appropriate to again combine license revenues with license updates and now further add product support.

81. Please explain to us why Oracle does not disclose the cost of new license revenue on the face of the statements of operations.
Refer
to Rule 5-03.2 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Acquisitions, page 72

82. Please revise your registration statement to include a consent from Standard & Poor`s Corporate Value Consulting or amend
Oracle`s
Form 10-K to remove any reference to the valuation that was obtained.
Reference to an independent valuation that is incorporated by reference into a Securities Act registration statement requires the expert`s consent pursuant to Rule 436(b) of Regulation C.

Note 16. Segment Information, page 93

83. We note the general disclosure indicating that the structure of
Oracle`s operating segments changes periodically. Please tell us whether there have been any changes to Oracle`s reported segments or other segment information during the periods presented. If so, explain why Oracle believes that this brief disclosure adequately explains to readers the nature of the changes. In this regard, given the nature of segment reporting, a change in Oracle`s reported segments would appear to reflect, or result from, a significant change in the way Oracle`s chief operating decision maker allocates resources or assesses performance. We would expect such a change to be disclosed in adequate detail in the notes to the financial statements and elsewhere in the filing, including in the business section and management`s discussion and analysis.

84. Please explain to us why it is appropriate under SFAS 131 to increase segment revenue for amounts that Oracle did not recognize and that would have only been recognized by PeopleSoft as a stand-alone entity.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Chris Davis at (202) 551-3408 or Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	William M. Kelly, Esq.
	William Aaronson, Esq.
	Davis Polk & Wardell
	1600 El Camino Real
Menlo Park, California 94025
	Telephone: (650) 752-2000
	Facsimile: (650) 752-2111